UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             Information to Be Included in Statements Filed Pursuant
     To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 2)

                                 XOOM.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98413F101
            ---------------------------------------------------------
                                 (CUSIP Number)

          Richard Cotton, Executive Vice President and General Counsel,
                      National Broadcasting Company, Inc.
                    30 Rockefeller Plaza, New York, NY 10012,
                                 (212) 664 7195
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 4, 1999
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 98413F101                                          Page  2 of 17 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NATIONAL BROADCASTING COMPANY, INC.                      14/1682529
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                960,028
      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
       OWNED BY                 3,798,191**
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    960,028
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,758,219**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES***

     |X|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.63%****
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that National Broadcasting Company, Inc. is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      *** Pursuant to the option agreement as described in Item 4, NBC has the right to acquire, in the aggregate, up to 19.9% of the outstanding stock of the Issuer upon the occurrence of certain events specified therein. Because the option is not currently exercisable and will only be exercisable upon the occurrence of such events, NBC excluded the shares underlying such option and disclaims beneficial ownership with respect to such shares.

      **** Based on 17,220,021 shares of Common Stock outstanding on May 31,
1999

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 98413F101                                          Page  4 of 17 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC COMPANY                                 14-0689340
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                -0-
      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
       OWNED BY                 -0-
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES***

     |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 98413F101                                          Page  5 of 17 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NATIONAL BROADCASTING COMPANY HOLDING, INC.                 13-3448662
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |x|

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                -0-
      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
       OWNED BY                 -0-
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES***

     |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 98413F101                                              Page  6 of 17 Pages


The Statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share, (the "Common Stock") of XOOM.com, Inc. (the "Company"), as previously filed on May 10, 1999, as amended on June 11, 1999 and July 8, 1999, by National Broadcasting Company, Inc., General Electric Company, and National Broadcasting Company Holding, Inc. is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used herein without definition have meanings ascribed to such terms in Schedule 13D.

ITEM 2. Identity and Background.

            Item 2 of the Schedule 13D is hereby amended and supplemented by replacing Schedules A, B and C, which set forth the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBC Holding and GE, with the revised Schedules A, B and C attached hereto, respectively.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

            On July 8, 1999, the Company and certain of its subsidiaries and NBC and certain of its affiliates entered into the Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger (the "Second Amended Agreement") which amended and restated the Amended and Restated Agreement and Plan of Contribution, Investment and Merger (the "Amended Agreement"), dated as of June 11, 1999, among the same parties. Pursuant to the Second Amended Agreement, (A) each share of NMC common stock will be exchanged for one share of Class B Stock of NBCi, which will result in the issuance of 12,173,111 shares of Class B Stock, which number is unchanged from the Amended Agreement; and (B) a subsidiary of NBC will transfer its ownership interest in SNAP! LLC (including its options to purchase additional equity interests) and certain other assets to NBCi in exchange for (x) 11,417,569 shares of Class B Stock (which number is unchanged from the original agreement) and (y) a $39,477,852 zero coupon convertible debenture due 2006 ("Convertible Note No. 1") from NBCi. Thereafter, an affiliate of NBC will purchase a $447,416,845 zero coupon convertible debenture due 2006 ("Convertible Note No. 2") from NBCi in exchange for the assignment to NBCi of the NBC Note.

            Under the Amended Agreement, some of the assets that are now to be transferred to NBCi by the NBC subsidiary would have been transferred by a different entity affiliated with NBC. Thus, under the Amended Agreement, such NBC subsidiary would not have received a convertible note from NBCi. Moreover, since the NBC affiliate will no longer transfer such assets to NBCi, as would have been the case under the Amended Agreement, the amount of the convertible note to be received by such NBC affiliate was reduced from $486,894,758 to $447,416,845.

            Convertible Note No. 1 may be converted at a 15% discount by the holder thereof into 471,031 shares of Class B Stock only after one year after its issuance. Convertible Note No. 2 may be converted at a 15% discount by the holder thereof into 5,338,357 shares of Class B Stock only after one year after its issuance. The Convertible Note that would have been issued under the Amended Agreement was to have been convertible into 5,809,388 shares of Class B Stock only after one year after issuance.

            A copy of the Second Amended Agreement is attached hereto as Exhibit 1.

            On July 29, 1999, the Company, LiquidMarket, Inc. and Xoom Acquisition Sub II, Inc. entered into an Agreement and Plan of Merger (the "LiquidMarket Agreement"). The LiquidMarket Agreement was consummated on August 3, 1999, on which date, as a condition to consenting to the LiquidMarket Agreement, NBC requested that Mr. Gauthier Groult, Mr. Francois Rouaix, Mr. Morton Meyerson and Mr. Rajesh Parekh (collectively, the "LiquidMarket Holders") enter into a Voting Agreement (the "Voting Agreement"), and the LiquidMarket Holders entered into the Voting Agreement under which (i) the LiquidMarket Holders agreed to vote (or cause to be voted) all of the shares acquired by such LiquidMarket Holders on the record date of such vote or action (a) in favor of the adoption of the Agreements and the approval of the terms thereof and each of the other transactions contemplated by the Agreements; and (b) prior to the effective time of the merger of NMC with NBCi, against certain business combination transactions and transactions relating to the acquisition or purchase of 20% or more of the assets or any class of equity securities of the Company or any of its subsidiaries and against any amendment of the Company's certificate of incorporation or bylaws or

CUSIP 98413F101                                              Page  7 of 17 Pages


any other proposal, action or transaction involving the Company or any of its subsidiaries, which amendment or other action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Agreements and (ii) NBC and the President and Treasurer of NBC and the Secretary of NBC, in their respective capacities as officers of NBC, and any individual who succeeds to any such office of NBC, and any other designee of NBC, and each of them individually, were appointed such LiquidMarket Holder's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to such LiquidMarket Holder's shares of Common Stock. The Voting Agreement terminates on the earlier of (i) the consumation of the merger of NMC with and into NBCi under the Second Amended Agreement; (ii) the termination of any of the Agreements and
(iii) the closing date of the agreement pursuant to which CNET contributes its ownership interest in SNAP! LLC to the Company if the Company has not received the tax opinion described in such agreement by that date. A copy of the Voting Agreement is attached hereto as Exhibit 2.

            On August 3, 1999, the LiquidMarket Holders beneficially owned 447,511 shares of the Common Stock, which, based on 17,220,021 shares of Common Stock outstanding on May 31, 1999, amounted to 2.6% of the total outstanding shares of Common Stock. These 447,511 shares of Common Stock include 17,477 shares of Common Stock held by the Parekh R84 Trust of which Mr. Rajesh Parekh is the trustee, 17,477 shares of Common Stock held by the Parekh R88 Trust of which Mr. Parekh is the trustee and 102,810 shares of Common Stock held by Rajdak Investment, LLC of which Mr. Parekh is the President and Chief Executive Officer. Mr. Parekh may be deemed to be the beneficial owner of the shares held by Parekh R84 Trust, Parekh R88 Trust and Rajdak Investment, LLC.

            On July 30, 1999, the transactions contemplated by the Stock Purchase Agreement, dated June 11, 1999, between the Company and NBC were completed and NBC became the owner of 960,028 shares of the Common Stock, which amounted to 5.575% of the total outstanding shares of Common Stock.

            Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

            The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of August 4, 1999, the Reporting Persons owned 960,028 shares of the Company Common Stock.

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of the common stock of the Company.

            Except as disclosed in Rows (7) through (13) of the cover page of this statement on Schedule 13D, neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBC is the "beneficial owner" of any shares of Common Stock or other securities of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer , including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1         Second Amended and Restated Agreement and Plan of
            Contribution, Investment and Merger, dated as of July 8, 1999, among National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation, Xenon 2, Inc., and XOOM.com, Inc.

CUSIP 98413F101                                              Page  8 of 17 Pages


Exhibit 2         Voting Agreement, dated as of August 3, 1999, among XOOM.com,
            Inc., National Broadcasting Company, Inc., Mr. Gauthier Groult, Mr. Francois Rouaix, Mr. Morton Meyerson and Mr. Rajesh Parekh.

CUSIP 98413F101                                              Page  9 of 17 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   GENERAL ELECTRIC COMPANY

                                       By:    /s/ Robert E. Healing
                                           ------------------------------
                                       Name:  Robert E. Healing
                                       Title: Corporate Counsel


                                   NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                       By:    /s/ Mark W. Begor
                                           ------------------------------
                                       Name:  Mark W. Begor
                                       Title: Treasurer


                                   NATIONAL BROADCASTING COMPANY, INC.

                                       By:    /s/ Mark W. Begor
                                           ------------------------------
                                       Name:  Mark W. Begor
                                       Title: Executive Vice President


Dated: August 4, 1999

                           SCHEDULE A TO SCHEDULE 13D

                  Filed by National Broadcasting Company, Inc.

                       National Broadcasting Company, Inc.
                        Directors and Executive Officers

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------

Directors

S.S. Cathcart         222 Wisconsin Avenue          Retired Chairman, Illinois
                      Suite 103                     Tool Works
                      Lake Forest, IL  60045

Andrea Jung           Avon Products, Inc.           President and Chief
                      1345 Avenue of the Americas   Operating Officer, Avon
                      New York, NY  10105           Products, Inc.

G.G. Michelson        Federated Department Stores   Former Member of the Board
                      151 West 34th Street          of Directors, Federated
                      New York, NY  10001           Department Stores

E.F. Murphy           General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT 06431           General Electric Company

S. Nunn               King & Spalding               Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, GA 30303

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company

R.S. Penske           Penske Corporation            Chairman of the Board and
                      13400 Outer Drive, West       President, Penske
                      Detroit, MI  48239-4001       Corporation

F.H.T. Rhodes         Cornell University            President Emeritus, Cornell
                      3104 Snee Building            University
                      Ithaca, NY  14853

A.C. Sigler           Champion International        Retired Chairman of the
                        Corporation                 Board and CEO and former
                      1 Champion Plaza              Director, Champion

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------

                      Stamford, CT  06921           International Corporation

D.A. Warner III       J.P. Morgan & Co., Inc. and   Chairman of the Board,
                      Morgan Guaranty Trust Co.     President, and Chief
                      60 Wall Street                Executive Officer, J.P.
                      New York, NY  10260           Morgan & Co. Incorporated
                                                    and Morgan Guaranty Trust
                                                    Company

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer,
                      Fairfield, CT  06431          General Electric Company

Executive Officers

John F. Welch Jr.     National Broadcasting         Chairman
                        Company, Inc.
                      3135 Easton Turnpike
                      Fairfield, CT  06431

Robert C. Wright      National Broadcasting         Chief Executive Officer &
                        Company, Inc.               President
                      30 Rockefeller Plaza
                      New York, NY 10112

Mark Begor            National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

William Bolster       CNBC, Inc.                    Executive Vice President
                      2200 Fletcher Avenue
                      Fort Lee, NJ 07024

Richard Cotton        National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Duncan Ebersol        National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Randel A. Falco       National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------

Andrew Lack           National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Donald Ohlmeyer       National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Thomas Rogers         National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Scott Sassa           National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Edward Scanlon        National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Patrick Wallace       National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Kassie Canter         National Broadcasting         Senior Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                           SCHEDULE B TO SCHEDULE 13D

                        Filed by General Electric Company

                            General Electric Company
                        Directors and Executive Officers

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------

Directors

J.I. Cash, Jr.        Harvard Business School       Professor of Business
                      Baker Library 187             Administration-Graduate
                      Soldiers Field                School of Business
                      Boston, MA 02163              Administration, Harvard
                                                    University

S.S. Cathcart         222 Wisconsin Avenue          Retired Chairman, Illinois
                      Suite 103                     Tool Works
                      Lake Forest, IL  60045

D.D. Dammerman        General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company;
                                                    Chairman and Chief Executive
                                                    Officer, General Electric
                                                    Capital Services, Inc.

P. Fresco             Fiat SpA                      Chairman of the Board, Fiat
                      via Nizza 250                 SpA
                      10126 Torino, Italy

A.M. Fudge            Kraft Foods, Inc.             Executive Vice President
                      555 South Broadway
                      Tarrytown, NY  10591

C.X. Gonzalez         Kimberly-Clark de Mexico,     Chairman of the Board and
                      S.A. de C.V.                  Chief Executive Officer,
                      Jose Luis Lagrange 103,       Kimberly-Clark de Mexico,
                      Tercero Piso                  S.A. de C.V.
                      Colonia Los Morales
                      Mexico, D.F. 11510, Mexico

Andrea Jung           Avon Products, Inc.           President and Chief
                      1345 Avenue of the Americas   Operating Officer, Avon
                      New York, NY  10105           Products, Inc.

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
K.G. Langone          Invemed Associates, Inc.      Chairman, President and
                      375 Park Avenue               Chief Executive Officer,
                      New York, NY 10152            Invemed Associates, Inc.

G.G. Michelson        Federated Department Stores   Former Member of the Board
                      151 West 34th Street          of Directors, Federated
                      New York, NY  10001           Department Stores

S. Nunn               King & Spalding               Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, GA 30303

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company

R.S. Penske           Penske Corporation            Chairman of the Board and
                      13400 Outer Drive, West       President, Penske
                      Detroit, MI  48239-4001       Corporation

F.H.T. Rhodes         Cornell University            President Emeritus, Cornell
                      3104 Snee Building            University
                      Ithaca, NY  14853

A.C. Sigler           Champion International        Retired Chairman of the
                        Corporation                 Board and CEO and former
                      1 Champion Plaza              Director, Champion
                      Stamford, CT  06921           International Corporation

D.A. Warner III       J.P. Morgan & Co., Inc.       Chairman of the Board,
                      and Morgan Guaranty           President, and Chief
                      Trust Co.                     Executive Officer, J.P.
                      60 Wall Street                Morgan & Co. Incorporated
                      New York, NY  10260           and Morgan Guaranty Trust
                                                    Company

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer,
                      Fairfield, CT  06431          General Electric Company

Executive Officers

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
                      Fairfield, CT  06431

P.D. Ameen            General Electric Company      Vice President and
                      3135 Easton Turnpike          Comptroller
                      Fairfield, CT  06431

J.R. Bunt             General Electric Company      Vice President and Treasurer
                      3135 Easton Turnpike
                      Fairfield, CT  06431

D.L. Calhoun          General Electric Company      Senior Vice President - GE
                      Nela Park                     Lighting
                      Cleveland, OH 44122

W.J. Conaty           General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          Human Resources
                      Fairfield, CT  06431

D.M. Cote             General Electric Company      Senior Vice President - GE
                      3135 Easton Turnpike          Appliances
                      Fairfield, CT  06431

D.D. Dammerman        General Electric Company      Vice Chairman of the Board
                                                    and Executive Officer,
                                                    General Electric Company;
                                                    Chairman and Chief Executive
                                                    Officer, General Electric
                                                    Capital Services, Inc.

L.S. Edelheit         General Electric Company      Senior Vice President -
                      P.O. Box 8                    Corporate Research and
                      Schenectady, NY  12301        Development

B.W. Heineman, Jr.    General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          General Counsel and
                      Fairfield, CT  06431          Secretary

J.R. Immelt           General Electric Company      Senior Vice President - GE
                      P.O. Box 414                  Medical Systems
                      Milwaukee, WI 53201

G.S. Malm             General Electric Company      Senior Vice President - Asia

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
                      3135 Easton Turnpike
                      Fairfield, CT  06431

W.J. McNerney, Jr.    General Electric Company      Senior Vice President - GE
                      1 Neumann Way                 Aircraft Engines
                      Cincinnati, OH 05215

R.L. Nardelli         General Electric Company      Senior Vice President - GE
                      1 River Road                  Power Systems
                      Schenectady, NY  12345

R.W. Nelson           General Electric Company      Vice President - Corporate
                      3135 Easton Turnpike          Financial Planning and
                      Fairfield, CT  06431          Analysis

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer
                      Fairfield, CT  06431

G.M. Reiner           General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          Chief Information Officer
                      Fairfield, CT  06431

J.G. Rice             General Electric Company      Vice President - GE
                      2901 East Lake Road           Transportation Systems
                      Erie, PA  16531

G.L. Rogers           General Electric Company      Senior Vice President - GE
                      1 Plastics Avenue             Plastics
                      Pittsfield, MA  01201

K.S. Sherin           General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          Finance and Chief Financial
                      Fairfield, CT  06431          Officer

L.G. Trotter          General Electric Company      Senior Vice President - GE
                      41 Woodward Avenue            Industrial Systems
                      Plainville, CT  06062

Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; Andrea Jung, who is a citizen of Canada; and G.S. Malm, who is a citizen of Sweden.

                           SCHEDULE C TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.

                   National Broadcasting Company Holding, Inc.
                        Directors and Executive Officers

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------

Directors

S.S. Cathcart         222 Wisconsin Avenue          Retired Chairman, Illinois
                      Suite 103                     Tool Works
                      Lake Forest, IL  60045

Andrea Jung           Avon Products, Inc.           President and Chief
                      1345 Avenue of the Americas   Operating Officer, Avon
                      New York, NY  10105           Products, Inc.

G.G. Michelson        Federated Department Stores   Former Member of the Board
                      151 West 34th Street          of Directors, Federated
                      New York, NY  10001           Department Stores

E.F. Murphy           General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT 06431           General Electric Company

S. Nunn               King & Spalding               Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, GA 30303

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company

R.S. Penske           Penske Corporation            Chairman of the Board and
                      13400 Outer Drive, West       President, Penske
                      Detroit, MI  48239-4001       Corporation

F.H.T. Rhodes         Cornell University            President Emeritus, Cornell
                      3104 Snee Building            University
                      Ithaca, NY  14853


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Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------

A.C. Sigler           Champion International        Retired Chairman of the
                        Corporation                 Board and CEO and former
                      1 Champion Plaza              Director, Champion
                      Stamford, CT  06921           International Corporation

D.A. Warner III       J.P. Morgan & Co., Inc.       Chairman of the Board,
                      and Morgan Guaranty           President, and Chief
                      Trust Co.                     Executive Officer, J.P.
                      60 Wall Street                Morgan & Co. Incorporated
                      New York, NY  10260           and Morgan Guaranty Trust
                                                    Company

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer,
                      Fairfield, CT  06431          General Electric Company

Executive Officers

Robert C. Wright      National Broadcasting         Chief Executive Officer and
                        Company, Inc.               President
                      30 Rockefeller Plaza
                      New York, NY 10112

Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.